

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 12, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (610) 593-1363

Gregory J. Christian
Executive Vice President, Chief Administrative Officer,
Chief Restructuring Officer and General Counsel
Foamex International Inc.
1000 Columbia Avenue
Linwood, Pennsylvania 19061

> **Re:** **Foamex International Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 6, 2006**
> **File No. 333-138180**

Dear Mr. Christian:

We have confined the scope of our review to the items commented upon below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your statement that the company "does not expect that the rights offering will be open for more than 30 days" in response to comment 1 of our letter dated November 24, 2006. Please confirm that your offering "will not" be open for more than 30 days. Otherwise, since your cover page contemplates an extension of the exercise period beyond the original term which does not limit the total offering period to 30 days or less, please provide the undertakings set forth in Item 512(a) of Regulation S-K. Refer to paragraphs (a)(1)(ix) and (a)(3) of Rule 415 of Regulation C.

Draft Legality Opinion

2. We note the assumption contained in part (ii) of the second paragraph of the draft legal opinion relating to resolutions of the Board of Directors. Please delete this assumption, as it appears to relate directly to whether the securities are validly issued.

3. Please confirm that the reference in the next to last paragraph of the draft opinion to the Delaware General Corporation Law includes applicable case law and applicable provisions of the Delaware Constitution.

Closing Comment

4. Please also review the representations requested on page 4 of our letter dated November 24, 2006, and provide these representations in the form requested.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Judith R. Thoyer (*via facsimile* 212/492-0296)
       Brian S. Korn
       Paul, Weiss, Rifkind, Wharton & Garrison LLP
       1285 Avenue of the Americas
       New York, New York 10019